Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
11-30-01

For the month of November 2001

MAYNE GROUP LIMITED

(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

mayne

Mayne Nickless Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

13 November 2001

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 3 (including this page)

Dear Sir

Media Release & 2001 AGM Results

In accordance with Listing Rule 3.12.2, we confirm that each of the resolutions put to the Annual General Meeting of the Company held on Tuesday, 13 November 2001 was passed. The resolutions related to the following:

- Election of Mr R McR Russell
- Election of Ms S C H Kay
- Election of Sir Ross Buckland
- Re-election of Mr P C Barnett
- Re-election of Mr M R Rayner
- Change of Company Name
- Directors' Remuneration

Also attached is a media release and the information required by Section 251AA of the Corporations Act 2001, to be notified by the Company to the Australian Stock Exchange in respect of these resolutions.

Yours faithfully,
Mayne Nickless Limited

John W Priestley,
Company Secretary

MEDIA RELEASE
13 November 2001

Mayne 2001 Annual General Meeting Result

The shareholders of Mayne Nickless Limited have approved all items of ordinary and special business put forward at the company's annual general meeting held in Melbourne today.

Announcing the result, Chairman Mark Rayner said the Directors appreciated the shareholders' support of all resolutions.

Mr Rayner also announced at the meeting his intention to step down as a Director and Chairman of Mayne.

He said that the improved result achieved for the year to 30 June 2001 reflected the strong momentum that had been built in Mayne's businesses, and had been enhanced by a renewed focus on strategic implementation, branding and business integration, and on cost control and capital management.

"I believe Mayne can now look to the future with full confidence. I have therefore advised the Board this morning of my decision to step down as a Director and Chairman of the group once an appropriate successor has been identified and is in place," Mr Rayner said.

Among the items of business approved by shareholders at the meeting was the change of the company name to Mayne Group Limited. The name change will take effect upon registration by the Australian Securities and Investments Commission, expected to occur in early 2002.

Mayne is a leading Australian service company with international businesses in health care – comprising hospitals, pathology, diagnostic imaging, medical centres and the manufacture and marketing of pharmaceuticals and consumer health care products – and in logistics, comprising operations in contract logistics, time-critical express and cash logistics. Listed on the Australian Stock Exchange, Mayne currently has a market capitalisation of about A$6 billion.

-o0o-

For further information:
Serena Williams
Public Affairs Manager
Mayne
Tel: 03 9868 0886
Mobile: 0411 126 455

MAYNE NICKLESS LIMITED
ANNUAL GENERAL MEETING 13 NOVEMBER 2001
DISCLOSURE OF PROXY VOTES

ordance with section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange Limited in relati
d by members of Mayne Nickless Limited at its Annual General Meeting held on 13 November 2001.

esolution Number	2. To elect Mr R McR Russell	3. To elect Ms S C H Kay	4. To elect Sir Ross Buckland	5. To re-elect Mr P C Barnett	6.To re-elect Mr M R Rayner	7. To change company name	8. Director's Remuneration
number of proxy votes isable by proxies validly nted	296,057,649	296,055,849	296,053,664	296,053,664	294,857,865	296,057,649	295,632,421
number of proxy votes pect of which ntments specified that: proxy is to vote for the ition	255,914,066	239,810,442	255,690,136	239,483,358	223,002,988	267,228,574	261695549
proxy is to vote against solution	220,392	304,168	384,526	16,548,809	17,004,744	861,282	5441820
proxy is to abstain on esolution	13,768,355	29,731,817	13,752,312	13,788,575	28,639,463	2,030,870	2541611
proxy may vote at the 's discretion	26,154,836	26,209,422	26,226,690	26,232,922	26,210,670	25,936,923	25953441

Priestley
pany Secretary
e Nickless Limited
ovember 2001

Each of the above resolutions was decided by show of hands. No poll was demanded on any of the resolutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: [signature]

Name: Karen Kee

Title: Manager, Group Secretarial Services

Date: 4 April 2002